October 22, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Allicia Lam
Maryse Mills-Apenteng

Re:          Finishing Touches Home Goods Inc.
Post-Effective Amendment No. 1 to Form S-1
Filed September 20, 2012

File No. 333-172440

Ladies and Gentlemen:

The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated September 26, 2012 (the “Comment Letter”) relating to Post-Effective Amendment No.1 to the Registration Statement on Form S-1 (the “Registration Statement”) of Finishing Touches Home Goods, Inc. (“Finishing Touches” or the “Company”) filed on September 20, 2012. The Company is simultaneously filing Post-Effective Amendment No. 2 to the Registration Statement (the “Amendment”).  On behalf of the Company, we respond as set forth below.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in the Comment Letter.

General

1.
Your registration statement was initially declared effective June 10, 2011 with audited financial statements through October 31, 2010. Please advise as to whether any sales have been made after March 10, 2012 under this registration statement.

Response:

The Company confirms that no sales have been made after March 10, 2012.

2.
We note from your quarterly reports filed March 16, June 19 and September 12, 2012 that your principal executive officer, who is also the principal financial officer, determined that your disclosure controls and procedures were not effective. Please tell us why your disclosure controls and procedures were not effective. In your response, please include a discussion of' the deficiencies that lead to this determination, whether any remediation efforts have been made, and your proposed timing for remediation. In addition, please provide us with your analysis as to why you believe the "impact of the limitations are not material." Finally, confirm that you will include disclosure to this effect in future filings as applicable.

Response:

The Company confirms that, as originally stated in its Quarterly Reports filed on March 16, June 19 and September 12, 2012, its Principal Executive Officer, who is also its Principal Financial Officer determined that the Company’s controls and procedures were not effective due to the Company’s limited internal audit functions.  Due to the size and nature of the Company, segregation of all conflicting duties may not always be possible or economically feasible.  However, to the extent possible, the Company plans to implement procedures to assure the initiation of transactions, the custody of assets, the recording of transactions and the approval of reports will be performed by separate individuals. The Company believes that the foregoing steps will remediate the deficiency identified above, and the Company continues to monitor the effectiveness of these steps and make any changes that management deems appropriate.  The Company does not believe that the impact of the limitations are material as the Company compensates for the lack of segregation of duties by employing close involvement of management day to day operations and outsourcing to financial consultants.  The Company confirms that it will include disclosure related to the foregoing in future filings, as applicable.

Prospectus Summary

Our Company, page 1

3.
We note your statement that you intend to "explore additional business opportunities that are divergent from [y]our historical business focus." Please revise here and throughout to clarify your current business activities. For example, please revise to clarify the extent to which you are continuing your "historical business" and to describe any new business activities you are engaged in or expect to engage in. Please also revise to disclose the business purpose of Endeavour Principle Capital Limited.

Response:

The Company has revised the Registration Statement to clarify its current business activities and to disclose the business purpose of Endeavor Principle Capital Limited.

4.
We note that since your registration statement was initially declared effective, it appears that you have sold 100% ownership of your wholly owned subsidiary, Finishing Touches Home Goods Inc. Given this, please tell us whether you are now a shell company as defined in Securities Act Rule 405. If you conclude that you are now a shell company, please include risk factor disclosure that highlights the unavailability of Securities Act Rule 144 for purposes of meeting the safe harbor requirement from the definition of underwriter. Such disclosure should include any effect on the liquidity of your shares and on your ability to attract additional capital to implement your business plan or sustain future operations.

Response:

The sale of the Company’s former wholly owned subsidiary, Finishing Touches Home Goods Inc. (“FNTU Sub”) does not affect the Company’s status as an operating “non-shell” company because FNTU Sub did not conduct any operations or business prior to its sale.  All operations of the Company, including its current business, have been conducted at the parent level.

The Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at 646-810-0611 if you have any questions or comments.  Thank you.

Very truly yours,

/s/ Tara Guarneri-Ferrara

Tara Guarneri-Ferrara

Cc: Mark Hunter, CEO